EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratio)

For the Nine Months Ended September 30, 2003
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$85
Proportionate share of interest cost and debt expense of 50 percent-owned-but-not-controlled investees (b)	3
Interest allocable to rental expense(c)	35

Total	$123

Earnings:
Consolidated income before income tax expense	$436
Minority interest in net income of subsidiaries having fixed charges	12
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	3
Equity loss of less-than-50-percent-owned investees	18
Dividends received from less than 50 percent owned investees	9
Fixed charges	123
Interest capitalized	(2)
Amortization of previously capitalized interest	1

Total	$600

Ratio of Earnings to Fixed Charges	4.88

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all operations that are controlled (generally more than 50 percent owned). Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.
(b)	Consists of Sunoco’s share of interest cost and debt expense of the Epsilon Products Company, LLC (“Epsilon”) polypropylene joint venture in which the Company is a partner. Sunoco guarantees Epsilon’s $120 million term loan due in 2006 and borrowings under Epsilon’s $40 million revolving credit facility maturing in 2006, which amounted to $25 million at September 30, 2003. Epsilon’s interest and debt expense totaled $3 million for the nine months ended September 30, 2003.
(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.